Exhibit 23





                         Consent of KPMG Peat Marwick LLP







The Board of Directors
Meredith Corporation


We consent to the incorporation by reference in the registration statement of Form S-8 relating to the 1993 Stock Option Plan for Non-Employee Directors of Meredith Corporation of our report dated August 2, 1995, relating to the consolidated balance sheets of Meredith Corporation and subsidiaries as of June 30, 1995, and 1994, and the related consolidated statements of earnings, stockholders equity, and cash flows and related schedules for each of the years in the three-year period ended June 30, 1995, which report appears in the June 30, 1995, annual report on Form 10-K of Meredith Corporation.





                                      KPMG Peat Marwick LLP



Des Moines, Iowa
May 16, 1996